UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25



                           NOTIFICATION OF LATE FILING


                                                                         6-20999
                                                                 SEC File Number
                                                                  Not Applicable
                                                                    CUSIP Number


[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended.............................................  December 31, 2005

                  [  ]  Transition Report on Form 10-K
                  [  ]  Transition Report on Form 20-F
                  [  ]  Transition Report on Form 11-K
                  [  ]  Transition Report on Form 10-Q
                  [  ]  Transition Report on Form N-SAR

For the Transition Period Ended.............................................

 [ Read Instruction (on back page) Before Preparing Form. Please Print or Type ]
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable

PART I -- REGISTRANT INFORMATION

Chadmoore Wireless Group, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

7390 W. Sahara Avenue, Suite 290
--------------------------------------------------------------------------------
Addresses of Principal Executive Office

Las Vegas, NV 89117-2765
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a)      The reasons described in reasonable detail in Part III of
                    this form could not be eliminated without unreasonable
                    effort or expense;
[X]        (b)      The subject annual report, semi-annual report, transition
                    report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c)      The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed in the prescribed time period.

The independent auditors of Chadmoore Wireless Group, Inc., a dissolved Colorado corporation ("Chadmoore"), McGladery & Pullen, LLP, have not been able to complete their review of the Form 10-KSB Report pursuant to the standards set forth by the Public Company Accounting Oversight Board and will not be able to complete their review by March 31, 2006. Only with unreasonable effort or expense could McGladery & Pullen, LLP complete this review in time for Chadmoore to timely file its Form 10-KSB Report. Chadmoore expects that the Form 10-KSB Report will be filed by April 17, 2006.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            Stephen K. Radusch                 702               740-5633
         -------------------------         -----------       -----------------
                  (Name)                    Area Code         Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If the answer is no, identify report(s). Yes [ X ] No [   ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                           Yes      [   ]       No       [ X ]

         If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Chadmoore Wireless Group, Inc., a dissolved Colorado corporation, 2002
    ------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    April 3, 2006             By: /s/ Stephen K. Radusch
     ----------------------           -----------------------------------------
                                   Name: Stephen K. Radusch
                                   Title: Chief Financial and Accounting Officer